Exhibit 99.1

USR PARENT, INC. PROPOSES TO ACQUIRE ODP

FRAMINGHAM, MA—January 11, 2021—USR Parent, Inc. (“Staples”) today said it has sent a letter to the Board of Directors of The ODP Corporation (NYSE: ODP) outlining a proposal to acquire ODP for $40.00 per share in cash.

The full content of the letter is published below:

USR Parent, Inc.

500 Staples Drive

Framingham, MA 01702

January 11, 2021

Board of Directors

The ODP Corporation

6600 North Military Trail

Boca Raton, FL 33496

Ladies and Gentlemen:

USR Parent, Inc. (the “Staples U.S. Retail Business” or “Staples”) proposes to acquire 100% of the issued and outstanding common stock of The ODP Corporation (“ODP”) for $40.00 per share in cash. This represents a 61% premium over ODP’s average closing price during the immediately preceding 90 trading days. Staples believes that its all-cash transaction is a compelling value proposition for ODP’s stockholders that offers a high degree of certainty and is superior to the intrinsic, standalone value of ODP.

We may increase our proposed valuation (i) for logical strategic divestitures that ODP may execute to unlock value, such as the sale of its CompuCom business and/or (ii) if ODP conducts a comprehensive sale process for its U.S. commercial business unit (the “B2B Business”).

Staples has sufficient resources to finance the transaction, so our obligation to proceed with the transaction is not subject to a financing contingency. With respect to regulatory approvals, Staples is prepared to take all necessary measures to divest ODP’s B2B Business to a FTC approved and qualified buyer concurrently with the closing of the overall transaction, thereby satisfying any reasonably anticipated regulatory objections.

It is in the best interest of ODP’s stockholders for the Board of Directors to cooperate with the FTC and the Canadian Competition Bureau to have a transaction approved. The regulatory process will take at least six months. Because of the length of the antitrust approval process, we have publicly released this letter today and have filed our Hart-Scott-Rodino and Canadian Competition Bureau notifications with respect to the proposed transaction. We urge the Board to instruct management to cooperate with the regulatory authorities as soon as possible.

Certain of our affiliates own approximately 4.9% of ODP’s common stock, and we are fully committed to completing the proposed transaction. We are prepared to cooperate with ODP and its Board of Directors to sign a reasonable negotiated merger agreement. Our intention is to commence a public, all-cash tender offer for 100% of ODP’s outstanding shares of common stock in March 2021 in the event we cannot reach a negotiated agreement with ODP. Please contact me with any questions regarding our proposal.

Sincerely,

USR PARENT, INC.

Stefan Kaluzny, on behalf of the Board of Directors of USR Parent, Inc.

This communication does not constitute an offer to buy or solicitation of an offer to buy any securities. This communication relates to a proposal that Staples has made for a business combination transaction with The ODP Corporation. In furtherance of this proposal and subject to future developments, Staples may file one or more proxy statements, tender offer statements or other documents with the Securities and Exchange Commission.

This communication is not a substitute for any proxy statement, tender offer statement or other document Staples may file with the SEC in connection with the proposed transaction. This document shall not constitute the solicitation of an offer to buy any securities of ODP.

Contacts

Steven Lipin/Patricia Figueroa, Gladstone Place Partners

212-230-5930